

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 6, 2009

Jean Claude Mas, Chief Executive Officer
Heritage Worldwide, Inc.
337 Avenue de Bruxelles
La Seyne-Sur-Mer
FRANCE 83507

RE: **Heritage Worldwide, Inc.**
Form 10-K for Fiscal Year Ended June 30, 2008
SEC File No. 0-28277

Dear Mr. Mas:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services